                                                          Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                                under the Securities Act of 1933
                                                  Subject Company: Expedia, Inc.
                                                   Commission File No. 000-27429


This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the words "will" and "believe" in this document. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market, and regulatory factors, or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of September 18, 2001, and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

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[EXPEDIA, INC. LOGO]

                                                           FOR IMMEDIATE RELEASE


                     Expedia Releases Current Booking Levels
            and Revenues for Quarter Prior to Events of September 11

BELLEVUE, Wash. - Sept. 18, 2001 - Expedia, Inc. (NASDAQ: EXPE) reported that data from September 12 through September 16 indicated that, following the terrorist attacks last week, travelers booked new reservations on Expedia(R)'s sites at between 35% and 40% of the levels for the same days in the prior week. Further, on September 17, bookings were running at approximately 45% of the levels for the same day in the prior week. These figures do not include cancellations, which have been significant due to disruptions in travel services and travel plans caused by the events of last week.

     "In light of last week's tragedies, we believe our early booking levels are an encouraging indication of the resilience of the American spirit," said Richard N. Barton, president and chief executive officer of Expedia.

     Expedia also reported that the Company recorded revenue for July and August at a quarterly run rate of approximately $90 million. Further, "as of September 15th, Expedia had a very strong balance sheet with more than $225 million in cash," said Gregory S. Stanger, chief financial officer. "It's too early to assess the near-term impact on our business, but long term, we believe our travel bookings will again increase at an attractive growth rate."

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Expedia Releases Current Booking Levels / page 2

     Meanwhile, Expedia continues to work with USA Networks to complete the acquisition by USA Networks of a majority interest in Expedia, which was announced on July 16th.

Ongoing updates keep customers well-informed

     In response to the terrorist attacks and the resulting uncertainty and difficulties posed by continually changing travel information, Expedia has been providing ongoing updates and news now found in the Travel Disruption Resource Center located at www.expedia.com/resourcecenter. Already viewed by more than half a million people since September 11, the center provides frequent airport and airline updates, information on check-in procedures, flight status, and updates on visitor attractions nationwide.

About Expedia, Inc.

     Expedia, Inc. (Nasdaq: EXPE) operates Expedia.com, a leading, independent online travel service in the United States with localized versions in Canada, Germany and the United Kingdom.

                                       ###

This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the Company's filings with the SEC.

Expedia, Expedia.com and the Expedia logo are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and Canada.

         For more information:

         Media:
         Darcy Bretz, Edelman Public Relations (312) 240-2619
         Darcy.bretz@edelman.com

         Investor Relations:
         Marj Charlier, Expedia, Inc., (425) 564-7666 http://investor.expedia.com

         For online press information on Expedia.com:
         http://expedia.com/daily/press/